February 25, 2022

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Bridge Builder Trust Post-Effective Amendment No. 56 (File No. 333-187194) and Amendment No. 58 (File No. 811-22811) to Registration Statement on Form N-1A

Ladies and Gentlemen:

On behalf of our client, Bridge Builder Trust (the “Trust”), we are filing, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), Post-Effective Amendment No. 56 and, under the Investment Company Act of 1940, as amended, Amendment No. 58 (the “Filing”) to the Trust’s Registration Statement on Form N-1A.

The Filing is made pursuant to Rule 485(a)(2) under the 1933 Act for the purpose of introducing three new series to the Trust: Bridge Builder Tax Managed Large Cap Fund, Bridge Builder Tax Managed Small/Mid Cap Fund and Bridge Builder Tax Managed International Equity Fund.

If you have any questions regarding the Filing, please contact the undersigned at 215.963.5598.

Sincerely,

/s/ Sean Graber

Sean Graber

Morgan, Lewis & Bockius llp

1701 Market Street
Philadelphia, PA 19103-2921	+1.215.963.5000
United States	+1.215.963.5001